Eb.

SECU

19006537

Securities and Exchange Commission
Trading and Markets

MAR 01 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/118
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Fund Evaluations, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Middle Country Rd
(No. and Street)

Centereach	NY	11720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory G Philipps 6315858282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPS's LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, Gregory Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Fund Evaluations, Inc., as of March 25, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERTA GUZZONE
Notary Public, State of New York
Qualified in Suffolk County
No. 02GU5070933
My Commission Expires Jan. 6, 2023

Signature

President

Title

Notary Public 3-25-19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSION FUND EVALUATIONS, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents	$	38,857
Due from broker		1,278
Fixed assets - net of accumulated depreciation of $20,878(Note 2d)		16,317
Due from stockholder (Note 3)		116,715
Other assets		3,790
Total assets	$	176,957
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	28,196
Total liabilities		28,196
Commitments and Contingencies (Note 4 and 5)		
Stockholders' equity (Note 5)		
Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional paid-in capital		305,150
Accumulated (deficit)		(166,389)
Total stockholders' (deficit)		148,761
Total liabilities and stockholders' equity	$	176,957

The accompanying notes are an integral part of this statement.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1- Nature of Business

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company mainly provides advisory services to investors.
The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

(a) Revenue Recognition

Advisory fees are recognized as revenues on a monthly basis as earned. Commissions and related charges are reported on a settlement date basis as transactions occur. There is no material difference between settlement and trade date.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognizes revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entities in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resolved in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with the financial instruments, interest income, and expense, leasing and insurance contracts.

(b) Income Tax

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

Note 2- **Summary of Significant Accounting Policies (continued)**

(c) ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

(d) ***Depreciation***

Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

(e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f) ***401(K) Plan***

The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

(g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2018 and March 20, 2019 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- **Due from Stockholder**

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

Note 4- **Commitments and Contingencies**

Office Lease

The Company leases its premises under a month to month lease. At December 31, 2018, the monthly rental commitment was $1,195 per month. In addition, the Company leases space from the stockholder on a month to month basis. Included in occupancy and utilities is $26,785 paid for such premises.

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standard will have on the Company's financial statements when adopted. There will be no impact to the Company's net capital as its lease is on month to month basis.

Note 5- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %.

At December 31, 2018, the Company had net capital of $10,662, which was $5,662 in excess of its required net capital of $5,000. The Company's net capital ratio was 264.46%.

Note 6- **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has a loss of ($49,946) in 2018 and excess capital of $5,662. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management has pledged any additional support to the Company to enable it to continue as going concern.

A copy of the Company's Statement of Financial Condition as of December 31, 2018, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Pension Fund Evaluations, Inc.'s management. Our responsibility is to express an opinion on Pension Fund Evaluations, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pension Fund Evaluations, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs, LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Pension Fund Evaluations, Inc.'s auditor since 2006.

New York, NY
March 20, 2019